Exhibit 99.1

GREENBROOK TMS ANNOUNCES RESULTS OF VOTING AT

ANNUAL MEETING OF SHAREHOLDERS

June 20, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today the results of voting at its annual meeting of shareholders held earlier today (the “Meeting”). Each of the matters voted upon at the Meeting as set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular of Greenbrook dated May 11, 2023 (the “Circular”).

The total number of common shares represented at the Meeting was 29,769,721, representing approximately 72.96% of Greenbrook’s outstanding common shares entitled to be voted.

Election of Directors

The election by the shareholders of the following nominees as directors of Greenbrook until the next annual meeting following their election or until their successors are elected or appointed was approved by shareholders represented in person or by proxy at the Meeting. The following represents the votes received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	19,905,867	68.94%	8,968,999	31.06%
Colleen Campbell	19,905,567	68.94%	8,969,299	31.06%
Sasha Cucuz	19,650,509	68.05%	9,224,357	31.95%
Adrienne Graves, Ph.D.	19,169,538	66.39%	9,705,328	33.61%
Benjamin Klein	7,592,741	26.30%	21,282,125	73.70%
Bill Leonard	19,650,529	68.05%	9,224,337	31.95%
Frank Tworecke	19,907,567	68.94%	8,967,299	31.06%
Elias Vamvakas	19,699,408	68.22%	9,175,458	31.78%

In accordance with the Company’s majority voting policy (the “Majority Voting Policy”), since Mr. Benjamin Klein received more “withheld” votes than votes “for”, Mr. Klein is required to tender his resignation as a director to the board of directors (the “Board”). The Board will consider such resignation and will notify the shareholders of the outcome of such consideration in due course by press release.

A copy of the Majority Voting Policy is available on the Company’s website at www.greenbrooktms.com and is described in detail in the Circular, a copy of which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Appointment of Auditors

KPMG LLP was reappointed as auditor of Greenbrook and the directors were authorized to fix the auditor’s remuneration by a resolution passed by a majority of the shareholders represented in person or by proxy at the Meeting. The following represents the votes received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
29,769,221	100.00%	500	0.00%

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of TMS and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 30,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867